October 8, 2013

RECENT EVENT - PRESS RELEASE

Grupo Casa Saba, S.A.B. de CV (GCS) reports that it is currently in the process of analyzing strategic options that are potentially transformational, including alternatives such as the recapitalization of certain subsidiaries, mergers, strategic alliances and/or the total divestiture of its pharmaceutical wholesale distribution business. As part of this analysis process, GCS is involved in advanced negotiations that may result in the execution of one or more of the alternatives. Such negotiations are still ongoing and are currently not binding on the parties involved.

GCS will timely inform the market as the relevant milestones of the negotiation process are achieved.